1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

March 26, 2018

VIA EDGAR

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Private Markets Fund 2018 LLC

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

Filed February 7, 2018

File No. 333-220916

Goldman Sachs Private Markets Fund 2018 (A) LLC

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

Filed February 7, 2018

File No. 333-220915

Goldman Sachs Private Markets Fund 2018 (B) LLC

Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2

Filed February 7, 2018

File No. 333-220917

Dear Mr. Ellington:

This letter is being submitted as a follow-up to our discussion on Thursday, March 22, 2018 and Friday, March 23, 2018 with respect to proposed disclosure changes to the Expense Examples included in Pre-Effective Amendment No. 2 (the “Amendment”) to each of the registration statements on Form N-2 (the “Registration Statements”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2018 on behalf of Goldman Sachs Private Markets Fund 2018 LLC, Goldman Sachs Private Markets Fund 2018 (A) LLC and Goldman Sachs Private Markets Fund 2018 (B) LLC (collectively, the “Funds”). Capitalized terms have the meanings attributed to such terms in the Amendment.

As discussed, the Expense Example disclosed in each Amendment presents the Fund’s estimated expenses based on an investment of $1,000, which is called in full immediately after the Initial Issuance Date without any subsequent capital calls. Each Fund is proposing to add a footnote to its Expense Example that presents the Fund’s estimated expenses based on a $1,000 Commitment to the Fund, which is called over time from an investor as outlined in the Fund’s Prospectus. The Funds believe that the expense figures provided in the footnote would (i) be valuable information for an investor to consider before investing in the Funds; and (ii) better reflect the fees and expenses that an investor will actually

Mr. Ken Ellington March 26, 2018 Page 2

experience based on the structure of the Funds, which are designed to call capital from investors over time.

Each Fund will file Pre-Effective Amendment No. 3 to its Registration Statement, which will reflect these disclosure changes.

Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Chris Carlson, Goldman Sachs Asset Management, L.P.

Jay Williamson, SEC